SECURI[TIES AND EXCHANGE CO]MMISSION

06003673

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SEC MAIL PROCESSING SECTION RECEIVED FEB 28 2006 WASH. D.C. 213

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 49003

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER:
Kendrick Pierce Securities, Inc.

OFFICIAL USE ONLY

FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

324 South Hyde Park Avenue, Suite 202
(No. and Street)

Tampa (City) Florida (State) 33606 (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Russell L. Hunt (813) 254-4602
(Area Code-Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Hacker, Johnson & Smith PA
(Name – of individual, state, last,first, middle name)

500 North Westshore Boulevard, Suite 1000, Tampa, Florida 33609
(Address) (City) (State) (Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

- *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See section 240.17a-5(e)(2).*

SEC 1410 (3-91)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid *OMB* control number.

BB 4/20

Securities and Exchange Commission
Washington, D.C. 20549:

I, the undersigned officer of Kendrick Pierce Securities, Inc., affirm that, to the best of my knowledge and belief the accompanying financial statements and accompanying schedules pertaining to the firm of Kendrick Pierce Securities, Inc., as of December 31, 2005, are true and correct. I further affirm that neither the Company, nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

Kendrick Pierce Securities, Inc.

Russell L. Hunt, President

Sworn to and subscribed before me this 27th day of February, 2006.

(Signature of Notary Public)

LISA E. DELLA BELLA
MY COMMISSION # DD 218402
EXPIRES: June 2, 2007
Bonded Thru Notary Public Underwriters

Personally known: ✓

This report ** contains (check all applicable boxes):

- x (a) Facing page.
- x (b) Statement of Financial Condition.
- x (c) Statement of Income.
- x (d) Statement of Cash Flows.
- x (e) Statement of Changes in Stockholders' Equity.
- __ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- x (g) Computation of Net Capital.
- __ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- __ (i) Information Relating to the Possession or control Requirements under Rule 15c3-3.
- __ (j) A Reconciliation, including appropriate explanation, of Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- __ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- x (l) And Oath or Affirmation.
- __ (m) A copy of SIPC Supplemental Report.
- x (n) A report describing any material inadequacies found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portion of this filing. see section 240.17a-5(e)(3).*

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report

Kendrick Pierce Securities, Inc.
Tampa, Florida:

We have audited the accompanying statement of financial condition of Kendrick Pierce Securities, Inc. (the "Company") at December 31, 2005, and the related statements of income, changes in stockholder's equity and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of the Company as of December 31, 2005, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained in Schedule I is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Hacker, Johnson & Smith PA

HACKER, JOHNSON & SMITH PA
Tampa, Florida
February 22, 2006

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

KENDRICK PIERCE SECURITIES, INC.

Statement of Financial Condition

December 31, 2005

Assets

Cash	$ 89,250
Certificate of deposit	6,789
Securities owned, at market value	254,586
Accounts receivable	16,642
Prepaid management fees, paid to parent	285,000
	$ 652,267

Liabilities and Stockholder's Equity

Liabilities-	
Accrued liabilities	11
Contingencies and Economic Dependence (Notes 4 and 6)	
Stockholder's equity:	
Common stock, $.01 par value; 1,000,000 shares authorized; 1,000 shares issued and outstanding	10
Additional paid-in capital	248,008
Retained earnings	404,238
Total stockholder's equity	652,256
Total liabilities and stockholder's equity	$ 652,267

See accompanying notes to financial statements.

KENDRICK PIERCE SECURITIES, INC.

Statement of Income

Year Ended December 31, 2005

Revenues:	
Investment banking	$ 1,505,416
Financial advisory income	1,106,650
Other income	10,583
Total revenue	2,622,649
Expenses:	
Commissions	410,219
Compensation	179,187
Regulatory fees	18,959
Management fees paid to parent	180,000
Professional fees	73,304
Other	3,179
Total expense	864,848
Net income	$ 1,757,801

See accompanying notes to financial statements.

KENDRICK PIERCE SECURITIES, INC.

Statement of Changes in Stockholder's Equity

Year Ended December 31, 2005

	Common Stock		Additional Paid-In	Retained	Total Stockholder's
	Shares	Amount	Capital	Earnings	Equity
Balance at December 31, 2004	1,000	$ 10	30,006	126,237	156,253
Net income	-	-	-	1,757,801	1,757,801
Capital contributions	-	-	218,002	-	218,002
Dividends	-	-	-	(1,479,800)	(1,479,800)
Balance at December 31, 2005	1,000	$ 10	248,008	404,238	652,256

See accompanying notes to financial statements.

KENDRICK PIERCE SECURITIES, INC.

Statement of Cash Flows

Year Ended December 31, 2005

Cash flows from operating activities:	
Net income	$ 1,757,801
Adjustments to reconcile net income to net cash provided by operating activities:	
Increase in securities owned, net	(136,584)
Decrease in accounts receivable	14,858
Increase in prepaid management fees, paid to parent	(180,000)
Increase in accrued liabilities	11
Net cash provided by operating activities	1,456,086
Cash flows from financing activities:	
Dividends paid	(1,479,800)
Capital contribution	100,000
Net cash used in financing activities	(1,379,800)
Net increase in cash	76,286
Cash at beginning of year	12,964
Cash at end of year	$ 89,250
Noncash transaction-	
Transfer of securities owned from the parent	$ 118,002

See accompanying notes to financial statements.

(1) Nature of Business and Summary of Significant Accounting Policies

Nature of Business. Kendrick Pierce Securities, Inc. (the "Company"), a Florida corporation is a wholly-owned subsidiary of Kendrick Pierce & Company, Inc. ("Parent") and provides investment banking, financial advisory services and merger and acquisition advisory services.

Use of Estimates. The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of income and expenses during the reporting period. Actual results could differ from those estimates.

Securities Transactions. Proprietary securities transactions in regular-way trades are recorded on the trade date, as if they had settled. Profit and loss arising from all securities and transactions entered into for the account and risk of the Company are recorded on a trade date basis. Marketable securities are valued at market value, and securities not readily marketable are valued at fair value as determined by management.

Revenue Recognition. The Company recognizes revenue from investment banking and investment advisory services upon completion of the related transactions.

Income Taxes. The Parent's shareholders have elected for it to be treated as an S-Corporation and have elected for the Company to be treated as a qualified Subchapter S subsidiary. For federal and state income tax purposes all items of income and expense flow through to its stockholders. Therefore no provision for income taxes has been reflected in these financial statements.

(2) Securities Owned

Marketable securities owned consist of investment securities at market values, as follows:

	Owned
Equities	$ 254,586

(continued)

(3) Net Capital Requirements

The Company is subject to the Securities and Exchange Commission uniform net capital rule (SEC Rule 15c3-1) which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness must not exceed net capital as those terms are defined by a ratio of more than 15 to 1. At December 31, 2005 the Company's minimum net capital requirement was $5,000. The Company's net capital computed in accordance with the Rule of the Commission amounted to $275,214 and the ratio of aggregate indebtedness to net capital was .0 to 1.

(4) Economic Dependence

During the year ended December 31, 2005, the Company derived revenues related to the sale of securities, from six customers aggregating 94% of total revenues.

(5) Related Party Transactions

During the year ending December 31, 2005, the Parent provided the Company with administrative services such as payroll, facility rent, and certain professional services. In addition, the Company has prepaid $285,000 for future services. The Company expects to realize the benefit of the prepaid management fees through July of 2007.

(6) Contingencies

Various legal claims also arise from time to time in the normal course of business which, in the opinion of management, will have no material effect on the Company's financial statements.

KENDRICK PIERCE SECURITIES, INC.

Computation of Net Capital Under Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2005

NET CAPITAL

Total stockholder's equity		$ 652,256
Deductions and/or changes:		
Receivables	$ 16,642	
Prepaid management fees	285,000	301,642
Net capital before haircuts on securities positions		350,614
Haircuts on securities (computed, where applicable, pursuant to rule 15c3-1)		
Trading and investment securities:		
Other securities	65,143	
Undue concentration	10,257	75,400
Net capital		$ 275,214

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required (based on aggregate indebtedness)	$ -
Minimum net capital required of reporting broker or dealer	$ 5,000
Net capital requirement (greater of above)	$ 5,000
Excess net capital	$ 270,214

AGGREGATE INDEBTEDNESS

Items included in statement of financial condition - Other accounts payable, accrued expenses and demand note payable	11
Total A.I. Liabilities from Statement of Financial Condition	
Less adjustment based on Deposits in Special Reserve Bank Accounts	-
Total aggregate indebtedness	$ 11
Ratio aggregate indebtedness to net capital	.0 to .1

RECONCILIATION OF SUPPORTING SCHEDULES WITH MOST RECENT PART II FILING

There are no material differences between the computation of net capital pursuant to Rule 15c3-1. Included in amended Form X-17A-5 Part II as previously filed with the commission and the schedules contained herein.

HACKER, JOHNSON & SMITH PA

Fort Lauderdale
Orlando
Tampa

Certified Public Accountants

Independent Auditors' Report on Internal Accounting Control Required by SEC Rule 17a-5 for a Broker-Dealer Claiming on Exemption from Rule 15c 3-3

February 22, 2006

Kendrick Pierce Securities, Inc.
Tampa, Florida

Gentlemen:

In planning and performing our audit of the financial statements and supplemental schedule of Kendrick Pierce Securities, Inc. (the "Company") for the year ended December 31, 2005, we considered its internal control, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in rule 17a-5(g), in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c 3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons
2. Recordation of differences required by rule 17a-13
3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.

The management of the Company is responsible for establishing and maintaining a system of internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgements by management are required to assess the expected benefits and related costs of the internal control policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of the system of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

500 North Westshore Boulevard, Post Office Box 20368, Tampa, Florida 33622-0368, (813) 286-2424
A Registered Public Accounting Firm

Because of inherent limitations in any system of internal control or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in the internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including procedures for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purpose in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005 to meet the SEC's objectives.

This report is intended solely for the use of the Board of Directors, management, the SEC and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and should not be used for any other purpose.

Very truly yours,

Harlan Johnson & Smith PC